

Mail Stop 3030

June 10, 2016

<u>Via E-mail</u>
Cary Vance
President and Chief Executive Officer
Hansen Medical, Inc.
800 East Middlefield Road
Mountain View, California 94043

      Re: Hansen Medical, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed May 26, 2016
             File No. 001-33151

Dear Mr. Vance:

We have limited our review of your filing to the issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have further comments.

1. The disclosure indicates that the consideration to be paid was the result of "arms-length negotiations with Auris." Certain Hansen stockholders owning approximately 64.6% of the outstanding Hansen common stock, however, have agreed to purchase approximately $49 million of preferred stock of Auris and thus will continue as shareholders in the surviving entity. These stockholders have executed an agreement to vote in favor of the proposed transaction, and the vote by these "Rollover Stockholders" alone appears to be sufficient to adopt the merger agreement. The merger agreement also was conditioned on the Rollover Stockholders entering into an investment agreement to acquire the preferred stock. Please provide us with a legal analysis that explains whether or not Auris is an affiliate, as defined in Rule 13e-3(a)(1), of Hansen.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602, Nicholas Panos, Senior Special Counsel, Office of Mergers & Acquisitions, at 202-551-3266 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sharon Flanagan